THAICOM
THAICOM PUBLIC COMPANY LIMITED

THAICOM Public Company Limited
(Company Registration No.0107536000897)
41/103 Rattanathibet Rd., Nonthaburi 11000, THAILAND
Tel. (66) 2591-0736 to 49, 2596 5060, Fax. (66) 2591-0705
www.thaicom.net, www.ipstar.com

May 13, 2008

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Thaicom Public Company Limited

TO WHOM IT MAY CONCERN Shin Satellite Public Co Ltd

Pursuant to Rule 12g3-2 (b)(1)(iii) and on behalf of ~~Thaicom Company Limited~~ (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, TC-CP 044/2008**

  Subject: Notification of the Resolutions of the Board of Directors' Meeting No. 5/2008

  Date: May 13, 2008

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Corporate Communications by fax at (662) 591-0724 attention Ms. Tanyapas Chuaychoo.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 596-5072 or by emailing tanyapasc@thaicom.net

Thank you for your attention in this matter.

Faithfully yours,

Mr. Tanadit Charoenchan
Executive Vice President – Finance and Accounting
Thaicom Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
May 13, 2008

TC-CP 044/2008

May 13, 2008

Subject: Notification of the Resolutions of the Board of Directors' Meeting No. 5/2008
To: The President
The Stock Exchange of Thailand

The Board of Directors of THAICOM Public Company Limited (the "Company") at its Meeting No. 5/2008 held on May 13, 2008 at 14.00 o'clock at the Thaicom 3 Meeting Room, 1st floor, Thaicom Satellite Station, No. 41/103 Rattanathibet Road, Nonthaburi, the Company adopted the following resolutions:

1. Certified the Minutes of the Board of Directors' Meeting No. 4/2008 held on March 19, 2008.

2. Approving the balance sheets, statement of income and cash flow statements for the first quarter of the year 2008 ended March 31, 2008.

3. Acknowledged the resignation of Miss Nongluck Phinainitisart from the Board of Directors and approved the appointment of Mr. Yong Lum Sung to replace Miss Nongluck Phinainitisart. The Board of Directors of the Company consists of 9 directors as follows:

1.	Mr. Paron	Israsena Na Ayudhya	Chairman of the Board of Directors and Independent Director
2.	Mr. Hiran	Radeesri	Director, Independent Director and Chairman of the Audit Committee
3.	Mrs. Charintorn	Vongspootorn	Director, Independent Director and Member of the Audit Committee
4.	Mr. Samrieng	Mekkriengkrai	Director, Independent Director and Member of the Audit Committee
5.	Mr. Sue	Lo-Utai	Director
6.	Mr. Yong Lum Sung		Director
7.	Mr. Somprasong	Boonyachai	Director
8.	Dr. Dumrong	Kasemset	Director
9.	Miss Nidchanun	Santhavesuk	Director

4. Acknowledged the resignation of Mr. Somprasong Boonyachai from the Executive Committee of the Company and approved the appointment of Mr. Yong Lum Sung as his replacement. The Executive Committee of the Company consists of 4 members as follows:

1. Mr. Dumrong	Kasemset
2. Mr. Yong Lum Sung	
3. Miss Nidchanun	Santhavesuk
4. Miss Nongluck	Phinainitisart

Please be informed accordingly.

I. Overview

Sales and se.vice income rose 14.8% mainly from PSTAR and Internet & media businesses.

THAICOM Plc ("the Company")'s total revenues for Q1/2008 were Baht 2,400 million, an increase of 13.7% over Baht 2,110 million for Q1/2007. Consolidated sales and service income rose by 14.8% due to an increase in IPSTAR User Terminal sales resulting in a 133.4% revenue growth from IPSTAR, and a rise in sales of DTV satellite television dish sets leading to a 97.4% revenue increase from the Internet and media services. Meanwhile, the Company reported a revenue decrease from the telephone service as it recognized the decreasing proportions of revenues from LTC and CamShin after the sale of 49% shares in Shenington to Asia Mobile Holdings Pte Ltd ("AMH").

The Company's total shared net income from its associate in Q1/2008 was Baht 27 million, up Baht 4 million from Baht 23 million in Q1/2007. A continuation of the Baht appreciation resulted in a gain on exchange of Baht 491 million, an increase of Baht 30 million or 6.5% over Baht 461 million in Q1/2007.

In the first three months of 2008, the Company's consolidated net profit was Baht 281 million, a growth of Baht 146 million or 108.1% over Baht 135 million in Q1/2007.

II. Business Summary

Transponder leasing and related business

The Company is seeing a continued rise in the number of television channels and telecommunication services using its conventional satellites. During the first quarter of 2008, it welcomed 11 new television channels onto the Thaicom 5 satellite, bringing the total number of channels to over 240 on a single platform.

In February 2008, the Company has signed two five-year contracts with Myanmar Posts and Telecommunications ("MPT") for a total contract value of US$5 million. According to the contracts, MPT will expand the bandwidth capacity on the Thaicom 4 (IPSTAR) bandwidth and C-band transponder on the Thaicom 5 satellite for the expansion of its domestic and international telecommunications trunking network and IPSTAR broadband satellite services throughout the country.

In this quarter, UT sales volume totaled 20,957 UTs. Currently, the total number of UTs provided by the Company at the end of Q1/2008 was 125,024.

Telephone business

A steady growth of mobile phone users in both Cambodia and Lao PDR made telephone operators recognize an increase in telephone subscribers, especially mobile prepaid subscribers. As of the end of Q1/2008, LTC and CamShin's total subscribers were 833,575 and 502,411, increased by 20.8% and 58.9% respectively from 689,939 and 316,200 at the end of Q1/2007.

Due to the sale of 49% shares in Shenington to AMH, Shenington has recognized revenue and expense in the decreasing proportions from 100% to 51% from CamShin, and from 49% to 24.99% from LTC since July 26, 2007. This resulted in decreases in revenue and expense from the telephone network business compared to Q1/2007.

Internet and media business

In this quarter, DTV Service Co., Ltd. ("DTV") (formerly Shin Broadband Internet (Thailand) Co., Ltd.), the Company's subsidiary, had a continued growth of DTV sales volume including Cambodia and Lao PDR sales first incurred in this quarter and an increase in Wiworld sales first introduced in Q4/2007. The total number of DTV satellite television dish sets provided by DTV as of the end of Q1/2008 was 145,762.

CS Loxinfo Plc ("CSL")'s performance in Q1/2008 was better than the previous quarter due to an increase in revenue from leased lines services and a decrease in marketing expense. It has put more effort on expanding customer base in business or corporate segments which have lots of potential to continuously grow in the industry.

III. Consolidated Operating Results

Selected financial information on SATTEL

	Amount (MBt)			Change	
	Q1/08	Q4/07	Q1/07	QoQ (%)	YoY (%)
Sales and service income	1,857	1,626	1,618	14.2%	14.8%
Share of net results from associate	27	17	23	58.8%	17.4%
Cost of sales and services	1,553	1,466	1,377	5.9%	12.8%
SG&A expenses	359	379	338	-5.3%	6.2%
EBIT*	(55)	(219)	(97)	n.m.	n.m.
EBITDA**	587	449	587	30.7%	0.0%
Net profit	281	(155)	135	n.m.	108.1%
EPS (Baht)	0.26	(0.14)	0.12	n.m.	116.7%

* EBIT = Sales and service income – Cost of sales and service – SG&A
** EBITDA = EBIT + Depreciation and Amortization
n.m. = not meaningful

Sales and service income

Consolidated sales and service income in Q1/2008 was Baht 1,857 million, an increase of Baht 239 million or 14.8% compared to Baht 1,618 million in Q1/2007 due to increases in revenue from the satellite business and the Internet access and media business, offset by a decrease in revenue from the telephone business. Compared to Baht 1,626 million in Q4/2007, there was a rise of Baht 231 million or 14.2% in consolidated sales and service income mainly due to a rise in revenue from the satellite business.

Sales and service income	**Q1/08**	**Q4/07**	**Q1/07**	**%QoQ**	**%YoY**
Satellite and related services	1,359	1,123	935	21.0%	45.3%
Telephone services	423	403	645	5.0%	-34.4%
Internet and media services	75	100	38	-25.0%	97.4%
Total	**1,857**	**1,626**	**1,618**	**14.2%**	**14.8%**

Satellite transponder leasing and related services

Revenue from satellite transponders and related services in Q1/2008 was Baht 1,359 million, an increase of Baht 424 million or 45.3% compared to Baht 935 million in the same period last year and a growth of Baht 236 million or 21.0% over Baht 1,123 million in Q4/2007.

Satellite and related services	**Q1/08**	**Q4/07**	**Q1/07**	**%QoQ**	**%YoY**
Thaicom 1A, 2, 5 and related services	556	534	591	4.1%	-5.9%
IPSTAR services	803	589	344	36.3%	133.4%
Total	**1,359**	**1,123**	**935**	**21.0%**	**45.3%**

- Revenue from the Thaicom conventional satellite business for Q1/2008 was Baht 556 million, a decrease of Baht 35 million or 5.9%, from Baht 591 million in Q1/2007 because of the continued appreciation of the Thai Baht. Compared to Baht 534 million in Q4/2007, the revenue rose by Baht 22 million or 4.1% due to an increase in revenue from transponder lease offset by a loss from the continued appreciation of the Thai Baht.

Q1/08 revenue from IPSTAR services rose 133.4% from Q1/07.

- IPSTAR service revenue was Baht 803 million in Q1/2008, up Baht 459 million or 133.4% from Baht 344 million in Q1/2007, and increased by Baht 214 million or 36.3% over Baht 589 million in Q4/2007 from business growth and UT sales volume. The Company sold 20,957 UTs in this quarter, an increase of 11,826 UTs or 129.5% from 9,131 UTs in Q1/2007 and a rise of 10,043 UTs or 92.0% from 10,914 UTs in Q1/2007. Moreover, revenue from transponder lease on the Thaicom 4 (IPSTAR) satellite was higher than that in Q1/2007 and Q4/2007.

Telephone services

The Company's revenue from the telephone service business in Q1/2008 was Baht 423 million, a decrease of Baht 222 million, or 34.4% compared to Baht 645 million in Q1/2007 due to a reduction in recognition of revenue from LTC and CamShin following the sale of 49% shares in Shenington to AMH. However, the growth of telephone subscribers in both Cambodia and Lao PDR, especially a significant growth rate of prepaid mobile phone subscribers, led to an increase in revenues generated from LTC and CamShin. As at the end of Q1/2008, LTC and CamShin had 833,575 and 502,411 subscribers respectively, increases of 20.8% and 58.9% from 689,939 and 316,200 subscribers at the end of Q1/2007.

Compared to the previous quarter, the revenue rose by Baht 20 million or 5.0% due to a revenue growth from mobile prepaid services. LTC and CamShin had increases of 6.0% and 5.7% from 786,075 and 475,435 subscribers respectively at the end of Q4/2007.

Internet and media services

Q1/08 revenue from Internet and media services rose 97.4% from Q1/07.

Revenue from the Internet access and media business in Q1/2008 was Baht 75 million, an increase of Baht 37 million or 97.4% from Baht 38 million in Q1/2007 due to increases in revenue from DTV sales including Cambodia and Lao PDR sales first incurred in this quarter and Wiworld sales first launched last quarter. As at the end of Q1/2008, DTV sales volume was 145,762 sets. The revenue decreased by Baht 25 million or 25.0% from Baht 100 million in Q4/2007.

Cost of sales and service

The Company reported total costs for Q1/2008 of Baht 1,553 million, an increase of Baht 176 million or 12.8% compared to Baht 1,377 million in Q1/2007 due to rises in cost of sales and services from the satellite business and the Internet and media business, offset by a decrease in cost from the telephone business. Compared to Baht 1,466 million in Q4/2007, total costs increased by Baht 87 million or 5.9% largely from the satellite business. The cost accounted for 83.6% of sales and service income, going down from 85.1% in Q1/2007.

Cost of sales and services	**Q1/08**	**Q4/07**	**Q1/07**	**%QoQ**	**%YoY**
Satellite and related services	1,288	1,182	1,027	9.0%	25.4%
Telephone services	204	201	333	1.5%	-38.7%
Internet and media services	61	83	17	-26.5%	258.8%
Total	**1,553**	**1,466**	**1,377**	**5.9%**	**12.8%**

Cost of satellite transponder leasing and related services

Cost relating to transponder leasing and related services in Q1/2008 was Baht 1,288 million, an increase of Baht 261 million or 25.4% from Baht 1,027 million in the same period last year and a rise of Baht 106 million or 9.0% from Q4/2007.

Satellite and related services	Q1/08	Q4/07	Q1/07	%QoQ	%YoY
Thaicom 1A, 2, 5 and related services	336	349	350	-3.7%	-4.0%
IPSTAR services	952	833	677	14.3%	40.6%
Total	**1,288**	**1,182**	**1,027**	**9.0%**	**25.4%**

- Cost relating to the Thaicom conventional satellite and related business was Baht 336 million, a decrease of Baht 14 million or 4.0% from Q1/2007, because of a reduction in cost of in-orbit insurance, and lower concession fee following the decline in revenues. Compared to Baht 349 million in Q4/2007, the cost reduced by Baht 13 million or 3.7%.
- Cost of providing IPSTAR services was Baht 952 million, an increase of Baht 275 million or 40.6% from Baht 677 million in Q1/2007 and a rise of Baht 119 million or 14.3% from Baht 833 million in Q4/2007 due to an increase in cost of UT sales corresponding to the sales growth, offset by a reduction in amortization of ground equipment resulting from adjusting the number of years over which gateways are scheduled to be depreciated from five to ten years by IPSTAR Australia and IPSTAR New Zealand, and a decrease in cost of in-orbit insurance.

Cost of telephone services

Cost relating to the telephone business for Q1/2008 amounted to Baht 204 million, a decrease of Baht 129 million or 38.7% from Baht 333 million in Q1/2007. This was because the Company recognized cost incurred by CamShin and LTC corresponding to the new investment proportion, following the sale of 49% shares in Shenington to AMH in Q3/2007. However, both LTC and CamShin's cost of sales and services increased from Q1/2007 and Q4/2007. There was a rise in LTC's amortization of expanded telephone network in Lao PDR. Meanwhile, increases in revenue sharing to the Ministry of Post and Telecommunications in Cambodia, cost of electricity, depreciation of increasing equipment used in telephone network stations, and interconnection charge from a promotion for calling to all networks that led to a rise in outgoing calls across networks. Consequently, the cost for Q1/2008 rose by Baht 3 million or 1.5% from Baht 201 million in Q4/2007.

Cost of Internet access and media services

Cost relating to the Internet access and media business in Q1/2008 was Baht 61 million, an increase of Baht 44 million or 258.8% from Baht 17 million in Q1/2007, because of increases in cost of DTV and Wiworld sales, and High-Definition Television (HDTV) service, offset by a decrease in cost of Internet service from LTC and CamShin which was recorded according to the new investment proportion. Compared to Baht 83 million in Q4/2007, the cost decreased by Baht 22 million or 26.5%.

Selling and administrative expenses

SG&A expenses, including directors' remuneration, were Baht 359 million in Q1/2008, an increase of Baht 21 million, or 6.2%, compared to Baht 338 million in Q1/2007. This was due to increases in consultancy fees for restructuring loan repayments of the IPSTAR and Thaicom 5 projects and doubtful debt recognized by IPSTAR Australia. The SG&A expenses decreased by Baht 20 million or 5.3% from Baht 379 million in Q4/2007 because of special rewards offered to the Company's executives in the last quarter leading to a reduction in staff cost in this quarter, offset by increases in marketing expense and consultancy fees for restructuring loan repayments of the IPSTAR and Thaicom 5 projects.

Interest expense decreased by 45.5% from Q1/07.

Interest expense

Interest expense was Baht 132 million, a decrease of Baht 110 million, or 45.5%, compared to Baht 242 million in Q1/2007 due to the loan repayment for the Thaicom 4 and Thaicom 5 projects in Q3/2007.

Gain on exchange rate

As the Thai Baht had continuously appreciated since 2007, the Company reported a gain of Baht 491 million from foreign exchange for Q1/2008, compared to Baht 461 million in Q1/2007.

Share of net results from investment – equity method

The share of net results from investment in Q1/2008 was Baht 27 million, increased by Baht 4 million or 17.4% from Baht 23 million in Q1/2007 and rose by Baht 10 million or 58.8% over Baht 17 million in Q4/2007. This was due to 15.8% and 57.1% increases in CSL's net profit from Q1/2007 and Q4/2007 respectively from leased line services, and a decrease in marketing expense.

Income tax expense

The Company's income tax expense in Q1/2008 was Baht 77 million, increased by Baht 59 million from Baht 18 million in Q1/2007, while in Q4/2007 it recognized an income tax receivable of Baht 72 million.

IV. Financial Position

At the end of Q1/2008, the Company reported total assets of Baht 30,243 million, an increase of Baht 142 million or 0.5% from Baht 30,101 million at the end of 2007. This was mainly because of higher cash and cash equivalents from advance receipts from customers, offset by the depreciation and amortization of PP&E under concession agreements.

SATTEL's asset components

Assets	March 31, 2008		December 31, 2007	
	Amount (Bt mn)	% of Total assets	Amount (Bt mn)	% of Total assets
Current assets	4,976	16.5	4,313	14.3
Investment in associates	703	2.3	676	2.2
PP&E, net	4,307	14.2	4,505	15.0
PP&E under the concession agreement, net	18,351	60.7	18,777	62.4
Intangible assets	1,293	4.3	1,302	4.3

Liquidity

At the end of Q1/2008, the Company had a current ratio of 1.00 times, slightly up from 0.93 at the end of 2007. This was mainly because of a reduction in current portion of long-term borrowings from the continued appreciation of the Thai Baht and loan repayments made by CamShin.

Investments

Investment in CSL was presented as an "investment in an associate" item. At the end of Q1/2008 the Company's "investment in an associate" was Baht 703 million, an increase of Baht 27 million or 4.0% from Baht 676 million at the end of 2007, reflecting a proportionate recognition of CSL's net profit for Q1/2008 amounted to Baht 27 million.

Property, plant and equipment

Property, Plant and Equipment (PP&E) at the end of Q1/2008 was Baht 4,307 million, a decrease of Baht 198 million or 4.4% from Baht 4,505 million at the end of last year. This was mainly due to a depreciation and amortization of PP&E of Baht 162 million. PP&E at the end of Q1/2008 also included the assets under concession agreements of CamShin of approximately Baht 1,467 million, dropped by Baht 135 million from Baht 1,611 million at the end of 2007.

PP&E under concession agreements

PP&E under concession agreements at the end of Q1/2008 was Baht 18,351 million, a decrease of Baht 426 million from Baht 18,777 million at the end of 2007 totally due to an amortization in this quarter.

Intangible assets

Intangible assets at the end of Q1/2008 were Baht 1,293 million, a decrease of Baht 9 million compared to Baht 1,302 million at the end of 2007 due to its depreciation and amortization offset by increased intangible assets arising from the development of UT.

Borrowings and Shareholders' equity

The Company's net borrowings at the end of Q1/2008 were Baht 9,143 million, a decrease of Baht 702 million from Baht 9,845 million at the end of 2007. This was mainly due to an unrealized gain on exchange rate of Baht 591 million and loan repayments made by CamShin resulting in decreases in short-term and long-term borrowings from financial institutions.

The Company's shareholders' equity at the end of Q1/2008 was Baht 16,920 million, an increase of Baht 236 million from 16,684 million at the end of 2007, reflecting net profit of Baht 281 million for Q1/2008 offset by a loss of Baht 42 million from foreign currency translation adjustment.

Net borrowings to equity at the end of Q1/2008 were 0.54 times, down from 0.59 times at the end of 2007, mainly caused by a decreased book value of borrowings and the first quarter net profit.

Cash flow

The Company's cash flows from operating activities for Q1/2008 were Baht 878 million. Net cash outflows from investing activities were Baht 99 million, mainly due to payments for satellite equipment and the expansion of telephone network. The Company had net cash outflows from financing activities of Baht 250 million mainly due to interest expenses of Baht 167 million, payments of short-term borrowings of Baht 59 million and repayments of long-term borrowings made by CamShin of Baht 32 million.

The Company had ending cash of Baht 2,965 million on March 31, 2008.

Thaicom Public Company Limited
and its Subsidiaries

(formerly name: Shin Satellite Public Company Limited)

Interim financial statements
and
Review Report of Certified Public Accountant

For the three-month period ended
31 March 2008

KPMG

KPMG Phoomchai Audit Ltd.
Empire Tower, 50th-51st Floors
195 South Sathorn Road
Bangkok 10120, Thailand

บริษัท เคพีเอ็มจี ภูมิไชย สอบบัญชี จำกัด
ชั้น 50-51 เอ็มไพร์ทาวเวอร์
195 ถนนสาทรใต้
กรุงเทพฯ 10120

Tel : 66 (2) 677 2000
Fax: 66 (2) 677 2222
www.kpmg.co.th

Review report of Certified Public Accountant

To the Board of Directors of Thaicom Public Company Limited
(Formerly name: Shin Satellite Public Company Limited)

I have reviewed the accompanying consolidated and separate balance sheets as at 31 March 2008, and the related statements of income, changes in shareholders' equity and cash flows for the three-month period then ended of Thaicom Public Company Limited and its subsidiaries, and of Thaicom Public Company Limited, respectively. The Company's management is responsible for the correctness and completeness of information presented in these financial statements. My responsibility is to issue a report on these financial statements based on my reviews. The consolidated and separate statements of income, changes in shareholders' equity and cash flows for the three-month period ended 31 March 2007 of Thaicom Public Company Limited and its subsidiaries, and of Thaicom Public Company Limited, respectively, were reviewed by another auditor whose report dated 11 May 2007 stated that nothing had come to his attention that caused him to believe that those financial statements were not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

I conducted my reviews in accordance with the auditing standard on review engagements. This Standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards. I have not performed an audit and, accordingly, I do not express an audit opinion on the reviewed financial statements.

Based on my reviews, nothing has come to my attention that causes me to believe that the financial statements referred to above are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

The consolidated and separate financial statements for the year ended 31 December 2007 of Thaicom Public Company Limited and its subsidiaries, and of Thaicom Public Company Limited, respectively, were audited by another auditor who expressed an unqualified opinion on those financial statements in his report dated 20 February 2008. The consolidated and separate balance sheets as at 31 December 2007, which are included in the accompanying financial statements for comparative purposes, are components of those financial statements.

(Winid Silamongkol)
Certified Public Accountant
Registration No. 3378

KPMG Phoomchai Audit Ltd.
Bangkok
13 May 2008

(formerly name: Shin Satellite Public Company Limited)

Balance sheets

As at 31 March 2008 and 31 December 2007

Assets	Note	Consolidated financial statements 31 March 2008 (Unaudited)	Consolidated financial statements 31 December 2007	Separate financial statements 31 March 2008 (Unaudited)	Separate financial statements 31 December 2007
		(in thousand Baht)			
Current assets					
Cash and cash equivalents		2,965,420	2,428,509	2,524,668	2,087,157
Trade accounts receivable and accrued income	4	1,189,988	931,407	955,176	782,528
Amounts due from related parties	3	15,802	16,575	76,097	78,200
Short-term loans and advances to subsidiaries	3	-	-	152,256	200,255
Inventories		420,780	531,458	309,363	368,180
Prepaid insurance		84,981	150,986	83,551	149,082
Other current assets	3	299,340	254,524	190,234	214,902
Total current assets		**4,976,311**	**4,313,459**	**4,291,345**	**3,880,304**
Non-current assets					
Investments in subsidiaries, jointly controlled entities and associate	5	702,923	676,232	883,112	882,059
Long-term loan to another company	6	12,157	13,845	12,157	13,845
Property and equipment	7	4,306,673	4,504,868	1,534,867	1,595,752
Property and equipment under concession agreements	7	18,351,265	18,776,989	18,351,265	18,776,990
Deferred charges	7	48,011	51,068	16,080	16,620
Intangible assets	7	1,292,658	1,302,194	1,160,503	1,160,299
Deferred tax assets		103,801	83,659	34,521	34,497
Other non-current assets		449,512	379,164	424,951	357,267
Total non-current assets		**25,267,000**	**25,788,019**	**22,417,456**	**22,837,329**
Total assets		**30,243,311**	**30,101,478**	**26,708,801**	**26,717,633**

THAICOM

THAICOM PUBLIC COMPANY LIMITED

The accompanying notes are an integral part of these financial statements.

(formerly name: Shin Satellite Public Company Limited)

Balance sheets

As at 31 March 2008 and 31 December 2007

Liabilities and shareholders' equity	Note	Consolidated financial statements		Separate financial statements	
		31 March 2008 (Unaudited)	31 December 2007	31 March 2008 (Unaudited)	31 December 2007
		(in thousand Baht)			
Current liabilities					
Short-term loans from financial institutions	8	266,346	344,833	-	-
Trade accounts payable		609,349	513,889	347,022	350,617
Accounts payable - property and equipment		120,660	141,159	13,685	19,812
Amounts due to related parties	3	11,523	13,740	14,390	20,568
Current portion of long-term loans	8	1,056,433	1,139,221	499,486	542,989
Advance receipts from customers	3	649,908	177,738	577,079	95,714
Advance receipts from share subscription		7,509	-	7,509	-
Accrued concession fee		524,008	529,795	451,397	456,360
Accrued expenses	3	135,027	226,223	95,269	164,003
Income tax payable		1,450,331	1,338,378	1,400,160	1,289,998
Other current liabilities		149,166	194,994	83,099	128,009
Total current liabilities		4,980,260	4,619,970	3,489,096	3,068,070
Non-current liabilities					
Long-term accounts payable - property and equipment		273,861	293,499	-	-
Long-term loans	8	7,820,200	8,360,573	7,190,036	7,711,066
Deferred tax liabilities		80,579	57,816	-	-
Other non-current liabilities	3	168,262	85,447	72,396	78,064
Total non-current liabilities		**8,342,902**	**8,797,335**	**7,262,432**	**7,789,130**
Total liabilities		**13,323,162**	**13,417,305**	**10,751,528**	**10,857,200**
Shareholders' equity					
Share capital					
Authorised share capital		5,660,412	5,660,412	5,660,412	5,660,412
Issued and paid-up share capital	9	5,462,264	5,461,094	5,462,264	5,461,094
Reserve					
Share premium		4,297,533	4,297,234	4,297,533	4,297,234
Unrealised profit on changes on shareholding in a subsidiary and an associate		346,225	346,225	-	-
Currency translation changes		(249,456)	(207,204)	-	-
Retained earnings					
Appropriated					
Legal reserve		413,853	413,853	413,853	413,853
Unappropriated		6,611,967	6,331,202	5,783,623	5,688,252
Total equity attributable to the Company's shareholders		**16,882,386**	**16,642,404**	**15,957,273**	**15,860,433**
Minority interests		37,763	41,769	-	-
Total shareholder's equity		**16,920,149**	**16,684,173**	**15,957,273**	**15,860,433**
Total liabilities and shareholders' equity		**30,243,311**	**30,101,478**	**26,708,801**	**26,717,633**

The accompanying notes are an integral part of these financial statements.

THAICOM PUBLIC COMPANY LIMITED

(formerly name: Shin Satellite Public Company Limited)

Statements of income

For the three-month periods ended 31 March 2008 and 2007 (Unaudited)

	Note	Consolidated financial statements 2008	Consolidated financial statements 2007	Separate financial statements 2008	Separate financial statements 2007
			(in thousand Baht)		
Revenues					
Revenues from sale of goods and rendering of services	*3*	1,857,307	1,617,663	1,155,133	943,020
Other income	*3*	25,007	8,077	25,242	21,758
Net foreign exchange gain		490,731	461,396	471,856	446,040
Share of profits from investments accounted for using the equity method	*5*	26,691	22,781	-	-
Total revenues		**2,399,736**	**2,109,917**	**1,652,231**	**1,410,818**
Expenses					
Cost of sale of goods and rendering of services	*3*	1,442,265	1,251,700	1,074,213	938,496
Concession fee		110,472	124,943	96,574	105,778
Selling and administrative expenses	*3*	356,586	336,140	222,938	196,088
Directors' remuneration	*3*	2,033	1,960	1,905	1,797
Total expenses		**1,911,356**	**1,714,743**	**1,395,630**	**1,242,159**
Profit before interest and income tax		**488,380**	**395,174**	**256,601**	**168,659**
Interest expense	*3*	(132,300)	(242,281)	(110,827)	(205,918)
Income tax expense		(76,514)	(17,712)	(50,403)	(3,489)
Net Profit (loss)		**279,566**	**135,181**	**95,371**	**(40,748)**
Attributable to:					
Equity holders of the parent		280,765	134,884	95,371	(40,748)
Minority interest		(1,199)	297	-	-
		279,566	**135,181**	**95,371**	**(40,748)**
Earning (loss) per share (Baht)	*11*				
Basic		0.26	0.12	0.09	(0.04)
Diluted		0.26	0.12	0.09	(0.04)

THAICOM

THAICOM PUBLIC COMPANY LIMITED

The accompanying notes are an integral part of these financial statements.

Thaicom Public Company Limited and its subsidiaries

(formerly name: Shin Satellite Public Company Limited)

Statements of changes in shareholders' equity

For the three-month periods ended 31 March 2008 and 2007 (Unaudited)

	Note	Issued and paid-up share capital	Share premium	Unrealised cumulative gain on dilution of investment in a subsidiary	Currency translation changes	Retained earnings: Appropriated to legal reserve	Retained earnings: Unappropriated	Total equity attributable to the Company's shareholders	Minority interests	Total shareholders' equity
		Consolidated financial statements (in thousand Baht)								
Balance at 1 January 2007		5,455,346	4,295,763	376,225	(310,913)	213,506	3,491,819	13,521,746	55,923	13,577,669
Translation gain (loss) relating to financial statements of foreign operations		-	-	-	(54,844)	-	-	(54,844)	(1,639)	(56,483)
Net profit		-	-	-	-	-	134,884	134,884	297	135,181
Balance at 31 March 2007		5,455,346	4,295,763	376,225	(365,757)	213,506	3,626,703	13,601,786	54,581	13,656,367
Balance at 1 January 2008		5,461,094	4,297,234	346,225	(207,204)	413,853	6,331,202	16,642,404	41,769	16,684,173
Issue of share capital	9	1,170	299	-	-	-	-	1,469	-	1,469
Translation gain (loss) relating to financial statements of foreign operations		-	-	-	(42,252)	-	-	(42,252)	(2,807)	(45,059)
Net profit		-	-	-	-	-	280,765	280,765	(1,199)	279,566
Balance at 31 March 2008		5,462,264	4,297,533	346,225	(249,456)	413,853	6,611,967	16,882,386	37,763	16,920,149

THAICOM
THAICOM PUBLIC COMPANY LIMITED

The accompanying notes are an integral part of these financial statements.

Thaicom Public Company Limited and its subsidiaries

(formerly name: Shin Satellite Public Company Limited)

Statements of changes in shareholders' equity

For the three-month periods ended 31 March 2008 and 2007 (Unaudited)

		Separate financial statements				
				Retained earnings		
	Note	Issued and paid-up share capital	Share premium	Appropriated to legal reserve	Unappro-priated	Total equity attributable to the Company's shareholders
				(in thousand Baht)		
Balance at 1 January 2007		**5,455,346**	**4,295,763**	**213,506**	**1,881,648**	**11,846,263**
Net loss		-	-	-	(40,748)	(40,748)
Balance at 31 March 2007		**5,455,346**	**4,295,763**	**213,506**	**1,840,900**	**11,805,515**
Balance at 1 January 2008		**5,461,094**	**4,297,234**	**413,853**	**5,688,252**	**15,860,433**
Issue of share capital	*9*	1,170	299	-	-	1,469
Net profit		-	-	-	95,371	95,371
Balance at 31 March 2008		**5,462,264**	**4,297,533**	**413,853**	**5,783,623**	**15,957,273**

THAICOM
THAICOM PUBLIC COMPANY LIMITED

The accompanying notes are an integral part of these financial statements.

Statements of cash flows

For the three-month periods ended 31 March 2008 and 2007 (Unaudited)

	Note	Consolidated financial statements 2008	Consolidated financial statements 2007	Separate financial statements 2008	Separate financial statements 2007
		(in thousand Baht)			
Cash flows from operating activities					
Net profit (loss)		280,765	134,884	95,371	(40,748)
Adjustments for					
Depreciation of property and equipment		162,380	206,626	87,051	91,890
Amortisation of property and equipment under concession agreements		425,724	422,544	425,724	422,544
Amortisation of deferred charges		906	1,127	540	532
Amortisation of intangible assets		25,991	25,075	25,025	22,352
Amortisation of borrowing costs		27,215	28,932	27,215	28,932
Interest income		(20,077)	(4,248)	(19,862)	(3,355)
Interest expense		132,299	242,282	110,827	205,917
Unrealised gain on exchange rate		(566,149)	(435,248)	(597,775)	(442,029)
Minority interests		(1,199)	297	-	-
(Reversal of) allowance for doubtful accounts		23,275	(5,506)	-	(3,210)
Write-off of doubtful accounts		-	(2,181)	-	(2,181)
Provision for defective stock		1,053	-	1,053	-
Reversal for defective stock		(111)	(9,570)	-	(9,384)
Write-off of property and equipment		5,832	77	(40)	24
Gain on sales of equipment		(711)	-	(711)	-
Share of profits from investments accounted for using the equity method		(26,691)	(22,781)	-	-
Income tax		76,514	17,713	50,403	3,489
		547,016	600,023	204,821	274,773
Changes in operating assets and liabilities					
Trade accounts receivable and accrued income		(281,856)	252,781	(172,648)	261,847
Amounts due from related parties		773	446	2,104	(13,518)
Inventories		110,674	(56,571)	58,702	29,834
Prepaid insurance		66,004	94,889	65,531	93,937
Other current assets		(52,054)	34,241	17,437	(5,352)
Other non-current assets		(10,614)	(50,310)	(7,950)	(47,617)
Trade accounts payable		95,460	(83,284)	(3,595)	(94,769)
Amounts due to related parties		(2,216)	(12,065)	(7,230)	(11,921)
Advance receipts from customers		459,217	310,891	468,412	273,811
Accrued concession fee		(5,787)	1,763	(4,963)	(4,606)
Accrued expenses		(55,854)	(148,917)	(38,351)	(152,027)
Other current liabilities		(45,829)	35,142	(44,911)	63,121
Other non-current liabilities		95,769	94,553	7,285	(14,487)
Interest received		51,646	3,865	51,420	3,078
Interest paid		(166,865)	(253,232)	(140,434)	(228,524)
Income taxes paid		(42,792)	(74,455)	(24,329)	(26,805)
Net cash provided by operating activities		**762,692**	**749,760**	**431,301**	**400,775**

The accompanying notes are an integral part of these financial statements.

Statements of cash flows

For the three-month periods ended 31 March 2008 and 2007 (Unaudited)

	Note	Consolidated financial statements 2008	2007	Separate financial statements 2008	2007
		(in thousand Baht)			
Cash flows from investing activities					
Short-term loans and advances to subsidiaries and associated		-	19	47,745	19
Payments for property and equipment		(126,862)	(379,991)	(35,436)	(91,423)
Payments for deferred charges		-	(1,928)	-	-
Payments for intangible assets		(25,002)	(5,878)	(23,618)	(5,878)
Proceeds from sales of property and equipment		795	-	795	-
Net cash used in investing activities		**(151,069)**	**(387,778)**	**(10,514)**	**(97,282)**
Cash flows from financing activities					
Proceeds from increase in share capital		1,469	-	1,469	-
Proceeds from share subscription in advance		7,509	-	7,509	-
Payments of short-term borrowings		(59,497)	-	-	-
Proceeds from short-term borrowings		-	85,699	-	-
Proceeds from long-term borrowings, net of financial expenses		-	5,562	-	5,562
Repayments of long-term borrowings		(32,380)	(58,931)	(441)	(227)
Net cash (used in) provided by financing activities		**(82,899)**	**32,330**	**8,537**	**5,335**
Net increase in cash and cash equivalents		**528,724**	**394,312**	**429,324**	**308,828**
Cash and cash equivalents at beginning of period		2,428,509	362,692	2,087,157	108,971
Effects of exchange rate changes on balances held in foreign currencies		8,187	1,876	8,187	1,875
Cash and cash equivalents at end of period		**2,965,420**	**758,880**	**2,524,668**	**419,674**
Non-cash transactions					
Acquisition of property and equipment by debt		2,054	61,794	1,366	17,379

THAICOM

THAICOM PUBLIC COMPANY LIMITED

The accompanying notes are an integral part of these financial statements.

Note	Contents
1	General information
2	Basis of preparation of the financial statements
3	Related party transactions and balances
4	Trade accounts receivable and accrued income
5	Investments in subsidiaries, jointly-controlled entities and associates
6	Long-term loan to another company
7	Capital expenditures and commitments
8	Borrowings
9	Share capital and warrants
10	Segment information
11	Earnings (loss) per share
12	Changes in accounting policy
13	Commitments with non-related parties
14	Contingent liabilities
15	Events after the balance sheet date
16	Reclassification of accounts

THAICOM
THAICOM PUBLIC COMPANY LIMITED

These notes form an integral part of the financial statements.

The interim financial statements were authorised for issue by the directors on 13 May 2008.

1 General information

Shin Satellite Public Company Limited, the "Company", is incorporated in Thailand and has its registered office at 414 Phaholyotin Road, Samsen Nai, Phayathai, Bangkok 10400.

At the Annual General Meeting of the Company shareholders no.1/2008, held on 9 April 2008, resolution was passed approving the name change of the Company to be "Thaicom Public Company Limited", which was registered with the Ministry of Commerce on 10 April 2008.

The Company was listed on the Stock Exchange of Thailand in January 1994.

The immediate and ultimate parent companies during the financial period were Shin Corporation Public Company Limited which is incorporated in Thailand and Temasek which is incorporated in Singapore.

The Company, its subsidiaries, associate, and jointly controlled entities (Collectively referred to as "the Group") are primarily involved in transponder services for domestic and international communications, sale of user terminal of iPSTAR, broadband content services, sale of direct television equipment, Internet data center services, Internet services, satellite uplink-downlink services, printing and publishing of business telephone directories, banner advertising, telephone network services, mobile contents, and engineering and development services on communication technology and electronics, which are mainly operated under concession agreements.

The Group has operations in 9 countries; Thailand, Singapore, Cambodia, Lao PDR, Australia, New Zealand, the United States of America, Mauritius and the British Virgin Islands.

The Company obtained concessions from the Ministry of Transport and Communications for a period of 30 years to operate and administer satellite projects and to render transponder services for domestic and international communications as well as the right to collect, for a 30-year period, service charges from users of the transponders. These concession agreements have been transferred to the Ministry of Information Communication and Technology and will be expired in 2021.

Details of the Company's subsidiaries and jointly controlled entities as at 31 March 2008 and 31 December 2007 were as follows:

Name of the entity	Type of business	Country of incorpora-tion	Ownership interest 31 March 2008 (%)	Ownership interest 31 December 2007 (%)
Direct subsidiaries				
Shin Broadband Internet (Thailand) Company Limited	Providing meeting center via internet and broadband content services and sale of direct television equipments	Thailand	100	100
iPSTAR Company Limited	Providing iPSTAR transponder services	The British Virgin Islands	99.24	99.24

Name of the entity	Type of business	Country of incorpora-tion	Ownership interest 31 March 2008	31 December 2007
			(%)	
Star Nucleus Company Limited	Providing broadband technological services via iPSTAR satellite	The British Virgin Islands	70	70
Spacecode LLC	Providing engineering and development services, technology and electronics	The United States of America	70	70
IPSTAR International Pte Limited	Providing iPSTAR transponder services	Singapore	100	100
IPSTAR Global Services Company Limited	Providing iPSTAR transponder service	Mauritius	100	100
Cambodian DTV Network Limited	Sale of direct television equipment	Cambodia	100	-
Jointly-controlled entities				
Shenington Investments Pte Limited	Holding company for investment in international telecommunications	Singapore	51	51
Indirect subsidiaries				
Subsidiary of Shin Broadband Internet (Thailand) Company Limited				
NTU (Thailand) Company Limited	Manufacture communication equipment and toll media for transmission by cable or radio frequency	Thailand	71.85	71.85
Subsidiaries of iPSTAR Company Limited				
IPSTAR Australia Pty Limited	Sale of user terminal of iPSTAR and providing iPSTAR transponder services in Australia.	Australia	100	100
IPSTAR New Zealand Company Limited	Sale of user terminal of iPSTATR and providing iPSTAR transponder services in New Zealand	New Zealand	100	100
Subsidiaries of Shenington Investments Pte Limited				
Cambodia Shinawatra Company Limited	Providing fixed line, mobile phone and Internet services	Cambodia	51	51
Joint venture of Shenington Investments Pte Limited				
Lao Telecommunications Company Limited	Providing fixed line, mobile phone, public phone, public international facilities and Internet services	Lao PDR	24.99	24.99

2 Basis of preparation of financial statements

The interim financial statements issued for Thai reporting purposes are prepared in the Thai language. This English translation of the financial statements has been prepared for the convenience of readers not conversant with the Thai language.

The interim financial statements are prepared on a condensed basis in accordance with Thai Accounting Standard No. 41 (revised 2007) *Interim Financial Reporting* including related interpretations and guidelines promulgated by the Federation of Accounting Professions, applicable rules and regulations of the Securities and Exchange Commission and with generally accepted accounting principles in Thailand.

The interim financial statements are prepared to provide an update on the financial statement for the year ended 31 December 2007. They focus on new activities, events and circumstances to avoid repetition of information previously reported. Accordingly, these interim financial statements should be read in conjunction with the financial statements for the year ended 31 December 2007.

The interim financial statements are presented in Thai Baht, rounded to the nearest thousand unless otherwise stated.

In 2008, the Group/Company adopted the following new Thai Accounting Standards (TAS) which are relevant to its operations:

TAS 25 (revised 2007)	Cash Flow Statements
TAS 29 (revised 2007)	Leases
TAS 31 (revised 2007)	Inventories
TAS 33 (revised 2007)	Borrowing Costs
TAS 35 (revised 2007)	Presentation of Financial Statements
TAS 39 (revised 2007)	Accounting Policies, Changes in Accounting Estimates and Errors
TAS 41 (revised 2007)	Interim Financial Reporting
TAS 43 (revised 2007)	Business Combinations
TAS 49 (revised 2007)	Construction Contracts
TAS 51	Intangible Assets

The adoption of these new and revised TAS does not have any material impact on the consolidated or separated financial statements.

Accounting policies and methods of computation applied in the interim financial statements for the three-month period ended 31 March 2008 are consistent with those applied in the financial statements for the year ended 31 December 2007 except for the change in accounting policy discussed in Note 12 to the financial statements in respect of goodwill arising from business combinations.

3 Related party transactions and balances

Related parties are those parties linked to the Group and the Company as shareholders or by common shareholders or directors. Transactions with related parties are conducted at prices based on market prices or, where no market price exists, at contractually agreed prices.

The Company is controlled by Shin Corporation Public Company Limited ("Shin") (incorporated in Thailand), which owns 41.28% (*31 December 2007: 41.28%*) of the Company's shares. Transactions with Shin Group, Cedar Group, Aspen Group, and Temasek Group are recognised as related party transactions of the Group.

Sales and service transactions with related parties were conducted under normal commercial terms and conditions, which were the same as for other customers. Consulting and management services were charged at an agreed percentage of assets. Transactions between the Company and Codespace, Inc. were conducted based on hourly rates plus reimbursement of actual expenses.

Significant transactions for the three-month periods ended 31 March 2008 and 2007 with related parties were as follows:

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
	(in thousand Baht)			
Sales and services income				
Subsidiaries	-	-	238,514	177,864
Associate	443	3,702	428	3,442
Joint venture	12,435	4,268	18,615	8,369
Related parties under common control	14,359	23,786	12,596	21,105
Other income				
Subsidiaries	-	-	3,235	15,346
Joint venture	280	91	572	179
Total	**27,517**	**31,847**	**273,960**	**226,305**
Purchases of goods and services				
Subsidiaries	-	-	12,019	6,920
Associate	5,940	4,942	5,099	4,289
Joint venture	5	-	11	-
Related parties under common control	829	914	763	914
Other related party	3,859	5,978	3,859	5,978
Selling and administrative expenses				
Parent company	-	113	-	-
Subsidiaries	-	-	133	-
Associate	2,757	734	2,725	700
Related parties under common control	4,438	1,578	2,361	1,564
Interest expense				
Other related party	48	-	48	-
Total	**17,876**	**14,259**	**27,018**	**20,365**

Balances as at 31 March 2008 and 31 December 2007 with related parties were as follows:

	Consolidated financial statements		Separate financial statements	
	31 March 2008	31 December 2007	31 March 2008	31 December 2007
	(in thousand Baht)			
Trade accounts receivable and accrued income – related parties				
Trade accounts receivable from related parties				
Subsidiaries	-	-	211,004	110,041
Associate	229	430	199	397
Joint venture	24,959	20,725	41,656	36,422
Related parties under common control	1,598	4,328	-	-
Total	**26,786**	**25,483**	**252,859**	**146,860**
Accrued income from related parties				
Subsidiaries	-	-	54,408	64,915
Associate	724	10,346	724	10,346
Joint venture	3,565	11,175	3,348	18,494
Related parties under common control	-	2,395	-	-
Total accrued income from related parties	**4,289**	**23,916**	**58,480**	**93,755**
Total	**31,075**	**49,399**	**311,339**	**240,615**
Amounts due from related parties				
Subsidiaries	-	-	44,213	44,648
Joint venture	15,510	16,550	31,592	33,549
Related parties under common control	-	22	-	-
Other related party	292	3	292	3
Total	**15,802**	**16,575**	**76,097**	**78,200**

THAICOM
THAICOM PUBLIC COMPANY LIMITED

	Consolidated financial statements		Separate financial statements	
	31 March 2008	31 December 2007	31 March 2008	31 December 2007
	(in thousand Baht)			
Other current assets - related parties				
Subsidiaries	-	-	724	4,079
Related parties under common control	281	281	281	281
Total	**281**	**281**	**1,005**	**4,360**
Trade accounts payable - related parties				
Subsidiaries	-	-	22,988	30,379
Associate	32,521	26,896	29,217	22,821
Joint venture	249	249	332	332
Related parties under common control	-	649	-	551
Total	**32,770**	**27,794**	**52,537**	**54,083**
Amounts due to related parties				
Subsidiaries	-	-	2,942	2,434
Associate	2,030	2,029	2,030	1,957
Joint venture	10	6,223	21	12,699
Related parties under common control	8,218	2,546	8,132	536
Other related party	1,265	2,942	1,265	2,942
Total	**11,523**	**13,740**	**14,390**	**20,568**
Advance receipts from customers - related parties				
Related parties under common control	58,698	59,825	57,569	57,569
Total	**58,698**	**59,825**	**57,569**	**57,569**
Accrued expenses - related parties				
Related parties under common control	1,702	2,157	972	1,080
Total	**1,702**	**2,157**	**972**	**1,080**
Other non current liabilities - related parties				
Joint venture	40	40	54	54
Related parties under common control	12,953	27,345	12,953	27,345
Total	**12,993**	**27,385**	**13,007**	**27,399**

DK

THAICOM
THAICOM PUBLIC COMPANY LIMITED

	Consolidated financial statements		Separate financial statements	
	31 March 2008	31 December 2007	31 March 2008	31 December 2007
	(in thousand Baht)			
Short-term loans and advances to subsidiaries				
Subsidiaries	-	-	152,256	200,255
Total	**-**	**-**	**152,256**	**200,255**

As at 31 March 2008, the short-term loan to a subsidiary bears interest at the rate of 6.52-6.58% per annum (*31 December 2007: 6.52-6.58% per annum*) and is repayable within three months.

Movements during the three-month period ended 31March 2008 of short-term loans and advance to a subsidiary were as follows:

	Consolidated financial statements	Separate financial statements
	(in thousand Baht)	
As at 31 December 2007	-	**200,255**
Increase	-	-
Decrease	-	(47,999)
As at 31 March 2008	-	**152,256**

Warrants of Shin Corporation Public Company Limited granted to directors which are management of the Company

Shin Corporation Public Company Limited, a parent company, issued warrants which are in registered form and non-transferable, to directors who are management of the Company. The term of the warrant is not exceeding five years and there is no offering price. As at 31 March 2008, the details were as follow:

	Issued date	Issued *(units)*	Exercise ratio *(unit : share)*	Exercise price *(Baht/share)*	Exercise period First	Last
ESOP - Grant I	27 March 2002	18,336,300	1 : 1.06942	16.645	Expired on 26 March 2007	
ESOP - Grant II	30 May 2003	12,222,100	1 : 1.11410	12.269	31 May 2004	30 May 2008
ESOP - Grant III	31 May 2004	8,823,100	1 : 1.11410	32.681	31 May 2005	30 May 2009
ESOP - Grant IV	31 May 2005	8,329,800	1 : 1.09950	37.981	31 May 2006	30 May 2010
ESOP - Grant V	31 July 2006	7,823,000	1 : 1.06582	35.353	31 July 2007	30 July 2011

THAICOM
THAICOM PUBLIC COMPANY LIMITED

Directors' remuneration

For the three-month period ended 31 March 2008, directors' remuneration of the Group was Baht 2.0 million (*for the three-month period ended 31 March 2007: Baht 2.0 million*). Directors' remuneration represents monthly compensation, annual remuneration, and meeting fees as approved by the shareholders of the Company at their Annual General Meetings.

Commitments with related parties

As at 31 March 2008, the Company had provided guarantees relating to the borrowings of Shin Broadband Internet (Thailand) Company Limited amounting to Baht 807 million (*31 December 2007: Baht 807 million*). In addition, the Company had issued letters of comfort to the banks of the subsidiary. Under the terms of the letters of comfort, the Company must hold its interests in its subsidiary at the ratio as specified in the letters until the subsidiary pay all loans to the banks. The Company also confirms to the banks that the Company will provide necessary financial support to the subsidiary to ensure that the subsidiary will be able to meet their repayment obligations under their related loan agreements.

4 Trade accounts receivable and accrued income

		Consolidated financial statements		Separate financial statements	
	Note	31 March 2008	31 December 2007	31 March 2008	31 December 2007
		(in thousand Baht)			
Trade accounts receivable					
Related parties	*3*	26,786	25,483	252,859	146,860
Other parties		1,572,749	1,250,474	872,077	748,361
Total trade accounts receivable		**1,599,535**	**1,275,957**	**1,124,936**	**895,221**
Accrued income					
Related parties	*3*	4,289	23,916	58,480	93,755
Other parties		2,939	40,835	10,345	47,939
Total accrued income		**7,228**	**64,751**	**68,825**	**141,694**
Total trade accounts receivable and accrued income		**1,606,763**	**1,340,708**	**1,193,761**	**1,036,915**
Less allowance for doubtful accounts		(416,775)	(409,301)	(238,585)	(254,387)
Net		**1,189,988**	**931,407**	**955,176**	**782,528**

	2008	2007	2008	2007
	(in thousand Baht)			
Bad and doubtful debts expenses for the three-month periods ended 31 March	23	-	-	-

THAICOM
THAICOM PUBLIC COMPANY LIMITED

Aging analyses for trade accounts receivable were as follows:

	Consolidated financial statements		Separate financial statements	
	31 March 2008	31 December 2007	31 March 2008	31 December 2007
	(in thousand Baht)			
Within credit terms	405,449	235,800	311,298	137,932
Overdue:				
Less than 3 months	474,005	304,261	280,622	180,488
3-6 months	96,667	149,597	77,784	98,883
6-12 months	132,718	104,374	107,275	105,714
over 12 months	490,696	481,925	347,957	372,204
Total	**1,599,535**	**1,275,957**	**1,124,936**	**895,221**
Less allowance for doubtful accounts	(416,775)	(409,301)	(238,585)	(254,387)
Net	**1,182,760**	**866,656**	**886,351**	**640,834**

The normal credit term granted by the Group/Company ranges from 30 days to 60 days.

5 Investments in subsidiaries, jointly-controlled entities and an associate

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
	(in thousand Baht)			
At 1 January	**676,232**	**686,050**	**882,059**	**1,014,300**
Share of net profits of investments - equity method	26,691	22,781	-	-
Acquisitions	-	-	1,053	-
At 31 March	**702,923**	**708,831**	**883,112**	**1,014,300**

DK.

THAICOM
THAICOM PUBLIC COMPANY LIMITED

Investments in subsidiaries, jointly-controlled entities and associate as at 31 March 2008 and 31 December 2007, and dividend income from those investments for the three-month periods ended 31 March 2008 and 2007 were as follows:

Consolidated financial statements

	Ownership interest (%)		Paid-up capital		Cost method		Equity method		Impairment		At equity - net		Dividend income for three months ended	
	31 March 2008	31 December 2007	31 March 2008	31 December 2007	31 March 2008	31 December 2007	31 March 2008	31 December 2007	31 March 2008	31 December 2007	31 March 2008	31 December 2007	31 March 2008	31 March 2007
								(in million Baht)						
Associate														
CS Loxinfo Public Company Limited	43.48	43.48	626.90	626.90	1,669.10	1,669.10	702.92	676.23	-	-	702.92	676.23	-	-
Total			**626.90**	**626.90**	**1,669.10**	**1,669.10**	**702.92**	**676.23**	-	-	**702.92**	**676.23**	-	-

THAICOM
THAICOM PUBLIC COMPANY LIMITED

Separate financial statements

	Ownership Interest (%)		Paid-up capital		Cost method		Impairment		At cost - net		Dividend income for three months ended	
	31 March 2008	31 December 2007	31 March 2008	31 December 2007	31 March 2008	31 December 2007	31 March 2008	31 December 2007	31 March 2008	31 December 2007	31 March 2008	31 March 2007
							(in million Baht)					
Subsidiaries												
Shin Broadband Internet (Thailand) Company Limited	100.00	100.00	947.29 Million Baht	947.29 Million Baht	947.29	947.29	(400.00)	(400.00)	547.29	547.29	-	-
Spacecode LLC	70.00	70.00	4.29 Million US$	4.29 Million US$	118.65	118.65	-	-	118.65	118.65	-	-
iPSTAR Company Limited	99.24	99.24	2.00 Million US$	2.00 Million US$	78.48	78.48	-	-	78.48	78.48	-	-
Star Nucleus Company Limited	70.00	70.00	-	-	-	-	-	-	-	-	-	-
IPSTAR International Pte Limited	100.00	100.00	0.02 Million SGD	-	0.39	-	-	-	0.39	-	-	-
IPSTAR Global Services Company Limited	100.00	100.00	0.02 Million US$	-	0.66	-	-	-	0.66	-	-	-
Jointly-controlled entities												
Shenington Investments Pte Limited	51.00	51.00	14.66 Million SGD	14.66 Million SGD	137.64	137.64	-	-	137.64	137.64	-	-
Total					**1,283.11**	**1,282.06**	**(400.00)**	**(400.00)**	**883.11**	**882.06**	**-**	**-**

THAICOM PUBLIC COMPANY LIMITED

Significant movements in investments in subsidiaries jointly controlled and an associate for the three-month period ended 31 March 2008 were as follows:

Subsidiaries

a) Cambodian DTV Network Limited

On 14 November 2007, at the board of directors' meeting of the Company, the board of directors passed a resolution to approve the incorporation of Cambodian DTV Network Limited ("CDN") in Cambodia for sales of television equipment. On 30 January 2008, CDN registered with the Ministry of Commerce of Cambodia with registered capital of Cambodian Riel 4 million.

Associate

b) Acquisition of ordinary shares in Shineedotcom Company Limited

On 31 January 2008, AD Venture Company Limited ("ADV") acquired 2.4 million ordinary shares in Shineedotcom Company Limited ("Shinee") at Baht 6.29 per share, equivalent to 30% of the paid-up share capital of Shinee, at a total price of Baht 15.1 million. As a result of this acquisition, ADV owns 100% share capital of Shinee.

c) Dividend payment of CS Loxinfo Public Company Limited ("CSL")

At the Annual General Meeting of the shareholders of CSL held on 9 April 2008, the shareholders approved the appropriation of dividends from 2007 operation of Baht 0.20 per share.

Joint venture

d) Dividend payment of Lao Telecommunications Company Limited ("LTC")

At the Annual General Meeting of the shareholders of LTC held on 19 February 2008, the shareholders approved the appropriation of dividend from 2007 operation of USD 12 million.

Commitments

According to the joint venture agreement between the Group and the Government of the Lao PDR, the Group must transfer all of its shares in LTC to the Government of the Lao PDR, without any charges or compensation, on the expiration date of the joint venture agreement in 2021.

Capital expenditure commitments

As at 31 March 2008, Shenington Group has capital expenditure commitments, proportion of share held by Shenington Group, USD 36.0 million (approximately Baht 1,134 million).

THAICOM
THAICOM PUBLIC COMPANY LIMITED

6 Long-term loan to another company

The long-term loan to another company is unsecured and bears fixed interest rate; however the accumulated interest amount charged on this loan cannot exceed the amount specified in the agreement. The Company has already stopped charging the interest and the recognition of interest income because the accumulated interest charge reached the maximum interest charge as specified in the agreement. The loan will be settled by offsetting with the royalty fees that the Company is required to pay to the other company until the principal and interest of the loan is fully repaid.

7 Capital expenditures and commitments

	Consolidated financial statements			
	Property and equipment	Property and equipment under concession agreements	Deferred charges	Intangible assets
	(in thousand Baht)			
Transactions during the three-month period ended 31 March 2008				
Opening net book value	4,504,868	18,776,989	51,068	1,302,194
Additions	85,107	-	-	27,173
Disposal, net	(22)	-	-	-
Write-offs, net	(5,897)	-	-	-
Transfers, net	(1,371)	-	-	-
Depreciation / amortisation charges	(162,380)	(425,724)	(906)	(25,991)
Foreign currency translation adjustments	(113,632)	-	(2,151)	(10,718)
Closing net book value	**4,306,673**	**18,351,265**	**48,011**	**1,292,658**
As at 31 March 2008				
Cost	7,278,026	26,561,990	607,351	1,543,867
Less accumulated depreciation / amortization	(2,942,762)	(8,210,725)	(559,340)	(251,209)
Less accumulated impairment loss	(28,591)	-	-	-
Net book value	**4,306,673**	**18,351,265**	**48,011**	**1,292,658**

As at 31 March 2008, the accumulated impairment loss of Baht 28.6 million *(31 December 2007 : Baht 28.6 million)* comprises an impairment loss for analogue mobile telephone network of a subsidiary which has been ceased its operation in 2005 amounting to Baht 16.2 million and an impairment loss for rural telephone network of a joint venture amounting to Baht 12.4 million.

Property and equipment includes property and equipment under concession agreements of a subsidiary, Cambodia Shinawatra Company Limited ("CAM"), of approximately Baht 1,476 million *(31 December 2007: Baht 1,611 million)*. According to the concession agreement, CAM must transfer its ownership of this related property and equipment to the government of Cambodia on the expiration date of the concession agreement, on 4 March 2028.

THAICOM
THAICOM PUBLIC COMPANY LIMITED

	Separate financial statements			
	Property and equipment	Property and equipment under concession agreements	Deferred charges	Intangible assets
	(in thousand Baht)			
Transactions during the three-month period ended 31 March 2008				
Opening net book value	1,595,752	18,776,989	16,620	1,160,299
Additions	26,332	-	-	23,618
Disposal, net	(22)	-	-	-
Write-offs, net	(572)	-	-	-
Transfers, net	428	-	-	1,611
Depreciation / amortisation charges	(87,051)	(425,724)	(540)	(25,025)
Closing net book value	**1,534,867**	**18,351,265**	**16,080**	**1,160,503**
As at 31 March 2008				
Cost	3,444,439	26,561,990	22,161	1,393,778
Less accumulated depreciation / amortisation	(1,909,572)	(8,210,725)	(6,081)	(233,275)
Net book value	**1,534,867**	**18,351,265**	**16,080**	**1,160,503**

Capital expenditure commitments

Capital expenditure contracted for at the balance sheet date is presented as follows:

		Consolidated financial statements		Separate financial statements	
	Currency	31 March 2008	31 December 2007	31 March 2008	31 December 2007
		(in thousand)			
IPSTAR Project	USD	844	844	844	844
	AUD	2	2	-	-
Telephone network	USD	35,997	35,818	-	-
Total	USD	36,841	36,662	844	844
	AUD	2	2	-	-
Total equivalent to Thai Baht		**1,165,084**	**1,242,286**	**26,701**	**28,611**

THAICOM
THAICOM PUBLIC COMPANY LIMITED

8 Borrowings

	Consolidated financial statements		Separate financial statements	
	31 March 2008	31 December 2007	31 March 2008	31 December 2007
	(in thousand Baht)			
Short-term borrowings				
Loans from financial institutions	266,346	285,252	-	-
Trust receipts	-	59,581	-	-
Total short-term borrowings	266,346	344,833	-	-
Current portion of long-term borrowings				
Loans from financial institutions	1,016,641	1,095,322	497,706	541,139
Loans from others	39,792	43,899	1,780	1,850
Total current portion of long-term borrowings	1,056,433	1,139,221	499,486	542,989
Long-term borrowings				
Loans from financial institutions	7,705,795	8,235,665	7,184,728	7,704,837
Loans from others	114,405	124,908	5,308	6,229
Total long-term borrowings	7,820,200	8,360,573	7,190,036	7,711,066
Total borrowings	**9,142,979**	**9,844,627**	**7,689,522**	**8,254,055**

The movements in the borrowings can be analysed as follows:

For the three-month period Ended 31 March 2008	**Consolidated financial statements**	**Separate financial statements**
	(in thousand Baht)	
Opening net book value	9,844,627	8,254,055
Proceeds from long-term borrowings, net of financial expenses	543	-
Repayments of short-term borrowings	(59,497)	-
Repayments of long-term borrowings	(32,380)	(993)
Amortisation of finance costs	27,215	27,215
Unrealised gain on exchange rate	(590,755)	(590,755)
Foreign currency translation adjustments	(46,774)	-
Closing net book value	**9,142,979**	**7,689,522**

Credit facilities

As at 31 March 2008, available credit facilities for loans from local and oversea banks are Baht 1,200 million and USD 6.5 million (*31 December 2007 : Baht 1,199 million and USD 6.5 million*).

The negotiation on the rescheduling of loan repayments on long-term loans for the iPSTAR satellite and Thaicom 5 satellite projects

In the fourth quarter of 2006, the Company issued a letter to the group of lenders for the iPSTAR satellite and Thaicom 5 satellite projects requesting for negotiations on the rescheduling of loan repayments on the long-term loans for the iPSTAR satellite and Thaicom 5 satellite projects. During the fourth quarter of 2007, the Company was still engaged in the negotiation process. The Company has received the latest forbearance letter from the group of lenders, which allowed the Company to defer the payment which was due for repayment from 15 November 2006 to 15 February 2008 of the principal amount of USD 31.75 million, USD 26.74 million and USD 32.95 to 14 November 2007, 31 January 2008 and 29 February 2008, respectively.

Subsequently, on 26 July 2007, the Company repaid the loan principal for the iPSTAR satellite and Thaicom 5 satellite projects amounting to USD 141.15 million (approximately Baht 4,776 million) to cover the principal amount of USD 79.02 million (Baht 2,717 million) as mentioned above. The remainder covering the principal of undue payment schedule, which was in accordance with the terms specified in the "Distribution Agreement" between the Company and the group of lenders. The outstanding long-term loan balance after this repayment is USD 261.15 million (approximately Baht 8,849 million).

The terms and conditions of the restructuring of the IPSTAR and Thaicom 5 facilities are agreed among the borrower and the lenders. The signing of all restructuring documents was on 28 March 2008. The repayment for the principal and interest payment had been extended from the due of 15th of each month to semi annually repayment. The first repayment of principal amount and interest payment shall be due on May 2008 and the final repayment shall be on:

IPSTAR

- US Ex-IM Bank Facility Agreement : the final repayment shall be due in November 2013.
- COFACE Facility Agreement : the final repayment shall be due in November 2013.
- Commercial Loan Facility Agreement : the final repayment shall be due in May 2010.

Thaicom 5

- COFACE Facility Agreement : the final repayment shall be due in May 2015.

9 Share capital and warrants

	Par value per share (Baht)	2008 Number	2008 Amount	2007 Number	2007 Amount
		(million shares / million Baht)			
Issued and paid up					
At 1 January					
ordinary shares	5	1,092,219	5,461,094	1,091,069	5,455,346
Issue of new shares	5	234	1,170	-	-
At 31 March					
ordinary shares	5	**1,092,453**	**5,462,264**	**1,091,069**	**5,455,346**

THAICOM
THAICOM PUBLIC COMPANY LIMITED

Warrants

As at 31 March 2008, the Company has five ESOP schemes allocated to directors and employees of the Company and its subsidiaries. The warrants are in registered form and are non-transferable. The terms of the warrants do not exceed five years and there is no offering price. The exercise price and period are detailed below:

	Issued date	Issued *(million units)*	Exercise ratio *(unit : share)*	Exercise price *(Baht/share)*	Exercise period First	Exercise period Last
ESOP – Grant I	27 March 2002	8.00	1 : 2.04490	13.081	Expired on 26 March 2007	
ESOP – Grant II	30 May 2003	4.40	1 : 2.04490	6.279	30 May 2004	30 May 2008
ESOP – Grant III	31 May 2004	5.89	1 : 1.02245	13.913	31 May 2005	31 May 2009
ESOP – Grant IV	31 May 2005	7.56	1 : 1.02245	16.441	31 May 2006	31 May 2010
ESOP - Grant V	31 May 2006	10.03	1 : 1.00000	11.870	31 May 2007	31 May 2011

Movements in the number of warrants outstanding for the three-month period ended 31 March 2008 are as follows:

	Opening balance	Issue during the period	Exercise during the period	Expired during the period	Closing balance
			(in thousand unit)		
ESOP - Grant II					
Directors	637	-	-	-	637
Employees	1,282	-	(699)	-	583
Total	**1,919**	**-**	**(699)**	**-**	**1,220**
ESOP - Grant III					
Directors	1,754	-	-	-	1,754
Employees	4,140	-	-	-	4,140
Total	**5,894**	**-**	**-**	**-**	**5,894**
ESOP - Grant IV					
Directors	1,430	-	-	-	1,430
Employees	6,132	-	-	-	6,132
Total	**7,562**	**-**	**-**	**-**	**7,562**
ESOP - Grant V					
Directors	2,000	-	-	-	2,000
Employees	8,033	-	-	-	8,033
Total	**10,033**	**-**	**-**	**-**	**10,033**
Grand Total	**25,408**	**-**	**(699)**	**-**	**24,709**

Compensation costs related to the warrants are not recognised in these interim financial statements for the fair value of the non-exercised warrants granted.

DK

THAICOM
THAICOM PUBLIC COMPANY LIMITED

10 Segment information

Segment information is presented in respect of the Group's business and geographic segments. The primary format, business segments/geographic segments is based on the Group's management and internal reporting structure.

Business segments

The Group/Company comprises the following main business segments:

Segment 1	Services relating to the satellite business and the transponder services segment
Segment 2	Sales and services relating to the Internet and media business
Segment 3	Sales and services relating to the telephone network business in Cambodia and the Laos People's Democratic Republic.
Segment 4	Printing and publishing of business telephone directories

Geographic segments

In presenting information on the basis of geographical segments, segment revenue is based on the geographic location of customers.

The areas of operation in Thailand are principally satellite business services, internet and media services and printing and publishing of business telephone directories services. Cambodia and Laos PDRs' main activities are sales and services relating to telephone network business and satellite business services.

The following are the main geographical locations:

Segment 1	Thailand
Segment 2	Cambodia
Segment 3	Lao PDR
Segment 4	Others

Revenue and results, based on business segments, in the consolidated financial statements for the three-month periods ended 31 March 2008 and 2007 were as follows:

	2008	2007
	(in thousand Baht)	
Segment revenue		
Satellite business services	1,369,721	1,091,084
Internet services	83,921	24,510
Telephone network	422,996	644,950
Other segments	-	-
Share of profit from associated company	26,691	22,781
Eliminations	(19,331)	(142,881)
Total	**1,883,998**	**1,640,444**
Segment results		
Satellite business services	(198,512)	(304,375)
Internet services	27,439	33,593
Telephone network	164,222	183,757
Other segments	(18,945)	(1,821)
Eliminations	(1,562)	14,547
Total	**(27,358)**	**(74,299)**

Revenue and results, based on geographical segments, in the consolidated financial statements for the three-month periods ended 31 March 2008 and 2007 were as follows:

	2008	2007
	(in thousand Baht)	
Segment revenue		
Thailand	742,492	591,287
Cambodia	292,760	377,062
Lao PDR	191,933	317,542
Others	656,813	354,553
Total	**1,883,998**	**1,640,444**
Segment results		
Thailand	(217,911)	(269,298)
Cambodia	103,876	125,542
Lao PDR	58,586	79,353
Others	28,091	(9,896)
Total	**(27,358)**	**(74,299)**

11 Earnings (loss) per share

Basic earnings (loss) per share

The calculation of basic earnings (loss) per share for the three-month periods ended 31 March 2008 and 2007 was based on the net profit (loss) attributable to ordinary shareholders and the weighted average number of shares outstanding during each period as follows:

Net profit (loss) attributable to ordinary shareholders (basic)

	Consolidated financial statements		**Separate financial statements**	
	2008	2007	2008	2007
	(in thousand Baht)			
Net profit (loss) for the period	280,765	134,884	95,371	(40,748)
Net profit (loss) attributable to ordinary shareholders (basic)	**280,765**	**134,884**	**95,371**	**(40,748)**

Weighted average number of ordinary shares (basic)

	Consolidated financial statements		**Separate financial statements**	
	2008	2007	2008	2007
	(in thousand shares)			
Issued ordinary shares at 1 January	1,092,219	1,091,069	1,092,219	1,091,069
Effect of shares issued during the period	72	-	72	-
Weighted average number of ordinary shares (basic)	**1,092,291**	**1,091,069**	**1,092,291**	**1,091,069**

Diluted earnings (loss) per share

The calculation of diluted earnings (loss) per share for the three-month periods ended 31 March 2008 and 2007 was based on the net profit (loss) attributable to ordinary shareholders and the weighted average number of shares outstanding during each period as follows:

Net profit (loss) attributable to ordinary shareholders (diluted)

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
	(in thousand Bath)			
Net profit (loss) attributable to ordinary shareholders (diluted)	**280,765**	**134,844**	**95,371**	**(40,748)**

Weighted average number of ordinary shares (diluted)

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
	(in thousand shares)			
Weighted average number of ordinary shares (basic)	1,092,291	1,091,069	1,092,291	1,091,069
Effect of shares warrants on issue	1,260	-	1,260	-
Weighted average number of ordinary shares (diluted)	**1,093,551**	**1,091,069**	**1,093,551**	**1,091,069**

12 Changes in accounting policy

Until 31 December 2007, the Group accounted for goodwill and negative goodwill arising from a business combination at cost less accumulated amortisation and impairment losses. Amortisation was charged to the statement of income over the estimated useful life of the goodwill or negative goodwill.

During 2007, the Federation of Accounting Professions issued Thai Accounting Standard (TAS) 43 (revised 2007) "Business Combinations" which is effective for annual accounting period beginning on or after 1 January 2008. TAS 43 (revised 2007) requires that the acquirer shall, at the acquisition date, recognize goodwill acquired in a business combination as an asset at cost. After initial recognition, goodwill shall be measured at cost less any accumulated impairment losses.

TAS 43 (revised 2007) also requires that any excess of the acquirer's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost, commonly referred to as "negative goodwill", shall be recognised immediately in profit or loss.

The Group has, accordingly, changed its accounting policy for goodwill and negative goodwill prospectively from 1 January 2008

13 Commitments with non-related parties

a) Agreement for operation of domestic communication satellite

The Company was permitted by the Ministry of Transport and Communications, under an agreement dated 11 September 1991 and an amendment thereto dated 22 March 1992, to operate and administer certain satellite projects and to render transponder services for domestic and international communications as well as the right to collect, for a thirty-year period, service charges from users of the transponders. The concession agreement has been transferred to the Ministry of Information Communication and Technology ("MICT").

Under the aforementioned agreement, the Company must pay an annual fee to MICT based on a percentage of certain service incomes or at the minimum level specified in the agreement, whichever is higher. In addition, the Company, according to the aforementioned agreement, must transfer its ownership of all satellites, and monitoring stations and other operating equipments to MICT on the date of completion of construction and installation.

b) Assets transfer commitment under telephone network agreement in Cambodia

Cambodia Shinawatra Company Limited, a joint venture in Cambodia, has obtained a concession from the Directorate of Posts and Telecommunications of Cambodia to operate a domestic telephone network under an agreement dated 4 March 1993 and an amendment thereto dated 4 March 1997, for a period of 35 years. Under the agreement, Cambodia Shinawatra Company Limited will transfer its ownership of all fixed assets to the Government of Cambodia on the expiration date of the agreement, in 2028.

c) Shareholder agreement

Lao Telecommunications Company Limited ("LTC") was established under the terms of a Joint Venture Contract dated 8 October 1996, signed by the Government of the Lao People's Democratic Republic and Shinawatra Computer and Communications Public Company Limited, the former name of Shin Corporation Public Company Limited. According to the aforementioned Joint Venture Contract, LTC has the right to provide telecommunication services - fixed line phone, mobile phone, international facilities, Internet and paging - within the Laos PDR for 25 years. Currently, Shenington Investments Pte Company Limited, which is a joint venture of the Company, owns 49% of LTC's registered shares. At the end of the 25th year, in 2021, the Group has to transfer all of LTC's shares to the Government of the Lao People's Democratic Republic without any charges (Note 5). According to the shareholder agreement, LTC is required to invest at least USD 400 million in the projects specified in the agreement within 25 years. As at 31 March 2008, LTC has remaining additional investment of approximately USD 190 million.

THAICOM
THAICOM PUBLIC COMPANY LIMITED

d) Concession contracts of a subsidiary company and associated companies for the satellite uplink-downlink and Internet services

CS Loxinfo Public Company Limited ("CSL"), which is an associate of the Company entered into concession agreements with CAT Telecom Public Company Limited ("CAT") for a period of 22 years from 9 August 1994 to 8 August 2016 to provide satellite uplink-downlink and internet services.

Currently, the National Telecommunications Commission ("NTC") is responsible for granting licenses to provide internet access services in Thailand. Shin Broadband Internet (Thailand) Company Limited (a subsidiary company) CSL and its subsidiary operate the business to provide internet and telecommunication services under licenses granted by NTC as follow:

Type of license	Issued Date	Period
License of Shin Broadband Internet (Thailand) Company Limited		
Internet Operation License Type I	18 October 2007	1 year
Licenses of CSL		
Internet Operation License Type II	26 April 2007	5 years
Internet Operation License Type I	8 September 2007	1 year
Telecom Operation License Type I	11 October 2007	1 year
Telecom Operation License Type III	20 December 2007	15 years
License of CSL's subsidiary		
Internet Operation License Type I	29 June 2007	1 year

e) Obligation under "Financing and Project Agreement"

Lao Telecommunications Company Limited ("LTC") entered into a "Financing and Project Agreement" with the government of the Lao People's Democratic Republic ("government") and an organisation in Germany (KfW, Frankfurt am Main) on 25 October 2004 of an amount not exceeding Euro 6.5 million (approximately Baht 322.5 million) for the procurement and installation and consultant of Phase VI of a rural telecommunication network. Under the agreement, the ownership of network assets will be transferred to LTC through loan at 30% of the network assets' value excluding consulting services project. However, LTC has not yet recognised the network assets relating to Phase VI and the related portion of the loan in these financial statements because the project has not commenced yet.

f) Obligation from shares buy back options

On 23 October 2003, the Company and Codespace Inc. entered into a "Memorandum of Agreement", which provides Codespace Inc. an option to sell 2.2 million shares of iPSTAR Co., Ltd. to the Company, with the condition that the Company has the first option to purchase these shares. If the offered price per share is greater than the higher of USD 1 or fair market value at offering date, the Company has the right to refuse. If the offered price per share is equal to the higher of USD 1 or fair market value at offering date, the Company has to purchase those shares from Codespace Inc. The Company believes that Codespace Inc. will not exercise the option because according to the result of the financial analysis of the Company, the value per share of iPSTAR Co., Ltd.'s shares is higher than USD 1. Therefore, the Company does not recognise this obligation as its liabilities in these financial statements. As of 31 March 2008, the remaining share option was 1.49 million shares (*31 December 2007 : 1.49 million shares*).

DK

THAICOM

g) Non- cancellable operating lease commitments

As at 31 March 2008 and 31 December 2007, the Group has future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	Currency	Consolidated financial statements 31 March 2008	Consolidated financial statements 31 December 2007	Separate financial statements 31 March 2008	Separate financial statements 31 December 2007
		(in thousand)			
Within one year	THB	35,989	36,557	35,989	36,557
	USD	4,585	4,090	3,458	3,318
	KIP	7,033	-	-	-
Total equivalent Baht		180,999	175,146	145,357	148,975
After one year but within five years	THB	36,608	43,161	36,608	43,161
	USD	10,818	8,579	6,436	5,466
	KIP	53,233	-	-	-
Total equivalent Baht		378,909	333,845	240,120	228,373
After five years	THB	26,536	25,858	26,536	25,858
	USD	2,895	1,805	-	-
	KIP	205,268	-	-	-
Total equivalent Baht		118,824	87,022	26,536	25,858
Grand total Baht		**678,732**	**596,013**	**412,013**	**403,206**

h) Bank guarantees and letters of credit

The Group had contingencies with banks, whereby the banks issued letters of guarantee, letters of credit and other guarantees in respect of business contracts for the following amounts:

	Currency	Consolidated financial statements 31 March 2008	Consolidated financial statements 31 December 2007	Separate financial statements 31 March 2008	Separate financial statements 31 December 2007
		(in thousand)			
Minimum concession fee payable to Ministry of Information Communication and Technology	THB	102,000	102,000	102,000	102,000
IPSTAR equipment sales	THB	22,424	39,799	22,424	39,799
Satellite space leasing by customers	USD	242	300	242	300
	THB	487,000	487,000	487,000	487,000
	FKR	-	5,000	-	5,000
IPSTAR Gateway	USD	379	379	379	379
Standby letters of credit	USD	43,000	43,000	43,000	43,000
Letters of credit	USD	-	250	-	-
Others	THB	3,322	4,048	3,322	3,322
	AUD	-	29	-	-

14 Contingent liabilities

Assessment for income tax in India

The Income Tax Authority of India ("Tax Authority") has raised a tax assessment, penalty and interest in amount of Rupees 1,058 million (approximately Baht 889 million) against the Company for the assessment years 1998/99 to 2005/06 (equivalent to the financial years from 1 April 1997 to 31 March 2005) in respect of revenues received from the provision of satellite transponder capacity to Indian customers, both residents and non-residents. As at 31 March 2008, the Company deposited for the assessment years 1998/99 to 2005/06 totally Rupees 311 million (approximately Baht 225 million). The Company did not agree with the tax assessments of the Tax Authority and filed appeals against these assessments. The Company's tax advisor in India was of the opinion that the outcome would be in favour of the Company. Therefore, the Company presented all amounts paid as other non-current assets in the balance sheet and did not recognise provision for liabilities of Rupees 747 million (approximately Baht 664 million) in respect of the tax assessment that in excess of the amount paid. If the outcome is that the Company is not liable to these tax assessments, it will be eligible to refund all deposits together with interest.

- Tax assessment for the assessment years 1998/99 to 2001/02

On 22 March 2004, the Commissioner of Income Tax Appeals ("CIT (A)") passed a partially favourable order for the assessment in respect of the assessment years 1998/99 to 2001/02 stating that revenues from Indian residents are subject to Indian income tax. Furthermore, CIT (A) passed an appellate order in favour of the Company for the assessment on revenues from Indian non-residents for the same assessment years. The Company has filed an appeal with the Income-Tax Appellate Tribunal ("ITAT") with respect to this matter and it is in the process of hearing by ITAT. The Company also filed an application for a refund of Rupees 72 million (approximately Baht 61 million) with the Tax Authority. The Tax Authority has agreed to give credit for this amount, which will be adjusted against the Company's future tax liabilities due to the Tax Authority.

On 28 March 2005, the Tax Authority assessed the penalty for those assessment years for concealment of income at a total amount of Rupees 325 million (approximately Baht 273 million). The Company filed an appeal against this assessment of penalty with the CIT(A) and filed a letter with the Tax Authority requesting that the penalty assessment be suspended until the case is finalised by the CIT(A). The CIT(A) decided in favour of the Tax Authority, the Company deposited some in the amount of Rupees 15 million (approximately Baht 11 million) and filed an appeal against the assessment of CIT(A) with ITAT in the first quarter of 2006.

In the third quarter of 2007, the Tax Authority raised an order for the rectification levying interest in amount of Rupees 20 million (approximately Baht 17 million). The Company filed an appeal against the assessment with the Commissioner of Income-tax (Appeals), ("CIT(A)") and the Income-tax Appellate Tribunal, ("ITAT"). ITAT has dismissed the appeal. Consequently, the Company filed an appeal with the High Court in October 2007.

- Tax assessment for the assessment year 2002/03

On 30 October 2004, the Tax Authority refunded an amount of Rupee 56 million (approximately Baht 40 million) for the assessment year 2002/03. The Company filed an application requesting an additional refund in the amount of Rupees 2 million (approximately Baht 1.4 million) in respect of the withholding tax paid by the Indian resident customers during such assessment year. The Tax Authority has agreed to give credit for this amount, which will be adjusted against the Company's future tax liabilities due to the Tax Authority.

On 16 March 2005, the Tax Authority raised an assessment for the assessment year 2002/2003 in the amount of Rupees 106 million (approximately Baht 89 million). The Company had deposited Rupees 49 million (approximately Baht 35 million) in 2004 and has already filed an appeal against this assessment with CIT(A). On 2 November 2005, CIT(A) ruled in favour of the Tax Authority and the Company filed an appeal against CIT(A)'s decision with ITAT.

In the first quarter of 2007, the Tax Authority raised a penalty assessment in amount of Rupees 83.26 million (approximately Baht 70 million). The Company has not yet deposited and has already filed an appeal against the penalty assessment with CIT(A) in April 2007. Subsequently, on 31 December 2007, CTI (A) repealed the penalty assessment in amount of Rupees 83.26 million (approximately Baht 70 million).

- Tax assessment for the assessment year 2003/04

The Tax Authority refunded an amount of Rupees 15 million (approximately Baht 11 million) for the assessment year 2003/04 in respect of the withholding tax paid by the Indian resident customers during such assessment year.

On 31 January 2006, the Tax Authority raised an assessment for the assessment year 2003/2004 against the Company in the amount of Rupees 106 million (approximately Baht 89 million), excluding penalty. The Company deposited some in the third quarter of 2004 in the amount of Rupees 20 million (approximately Baht 14 million). In the first quarter of 2006, the Company deposited some in the amount of Rupees 65 million (approximately Baht 47 million) and recorded as other non-current assets in the balance sheet. The Company filed an appeal against the assessment with CIT(A) and submitted a request to the Tax Authority asking it to refrain from enforcing the tax demand. At present, the Company is waiting for the decision of CIT(A).

- Tax assessment for the assessment year 2004/05

In the fourth quarter of 2006, the Tax Authority raised an additional tax assessment together with interest for the assessment year 2004/2005 against the Company in the amount of Rupees 103 million (approximately Baht 87 million). During the first quarter of 2007, the Company had deposited Rupees 30 million (approximately Baht 22 million) and presented the amount paid as other non-current assets. The remaining unpaid tax assessment and interest balance is Rupees 73 million (approximately Baht 65 million). The Company filed an appeal against the assessment with CIT(A).

- Tax assessment for the assessment year 2005/06

In the fourth quarter, of 2007, the Tax Authority raised tax assessment together with interest for the assessment year 2005/06 against the Company in the amount of Rupees 36 million (approximately Baht 30 million). The Company had deposited Rupees 18 million (approximately Baht 13 million) and presented the amount paid as other non-current assets. The remaining unpaid balance is Rupees 18 million (approximately Baht 17 million). The Company filed an appeal against the assessment with CIT(A).

THAICOM
THAICOM PUBLIC COMPANY LIMITED

15 Events after the balance sheet date

a) Shin Broadband Internet (Thailand) Company Limited change the Company name to be "DTV Service Company Limited"

Shin Broadband Internet (Thailand) Company Limited change the name of the Company to be "DTV Service Company Limited", which was registered with the Ministry of Commerce on 23 April 2008.

b) Reduction in par value per share of CS Loxinfo Public Company Limited

At the annual general meeting of shareholder of CS Loxinfo Public Company Limited held on 9 April 2008, the shareholders passed a resolution to approve the decrease of capital by reducing par value of the Company from Baht 1 per share to Baht 0.25 per share, paid-up capital from Baht 626,899,344 to Baht 156,724,836 and registered capital from Baht 660,849,474 to Baht 165,212,368.50

c) Loxley Information Services Company Limited

On 6 May 2008, the extraordinary shareholders' meeting of Loxley Information Services Company Limited No. 1/2008, the shareholders passed a resolution to approve its liquidation and will process for liquidation with the Ministry of Commerce.

16 Reclassification of accounts

Certain accounts in the 2007 interim financial statements have been reclassified to conform to the presentation in the 2008 interim financial statements.

THAICOM
THAICOM PUBLIC COMPANY LIMITED

END